Sub-Item 77O: Transaction Effected Pursuant to Rule 10f-3


Name of Fund:	Goldman Sachs MLP Income Opportunities Fund
Name of Underwriter or Dealer Purchased From:	Citigroup Global
Markets Inc.
Names of Underwriting Syndicate Members:	Goldman, Sachs & Co.;
Citigroup Global Markets Inc.; Deutsche Bank Securities Inc.; Global
Hunter Securities, LLC; Merrill Lynch, Pierce, Fenner & Smith, Inc.;
Morgan Stanley & Co. LLC; RBC Capital Markets, LLC; Wells Fargo
Securities, LLC
Name of Issuer:	Seadrill Partners LLC
Title of Security:	SEADRILL PARTNERS LLC
Date of First Offering:	12/04/2013
Dollar Amount Purchased:	30,296,500
Number of Shares or Par Value of Bonds Purchased:	1,027,000
Price Per Unit:	29.50
Resolution Approved:	Resolution expected to be adopted at the Meeting of
the Board of Trustees on January 21, 2014.*


	Resolution expected to be adopted at the Meeting of the Board of Trustees on January 21, 2014:
RESOLVED, that, in reliance upon the written report provided by Goldman Sachs Asset Management, L.P. (GSAM) to the Trustees, all purchases made during the calendar quarter ended December 31, 2013 by the Goldman Sachs MLP Income Opportunities Fund (the Fund) of instruments during the existence of underwriting or selling syndicates, under circumstances where Goldman, Sachs & Co. or any of its affiliates is a member of the syndicate, were effected in compliance with the procedures adopted by the Trustees pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended (the 1940 Act).